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Follow-Up Materials

07024719

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank

COMPANY ADDRESS:

PROCESSED
JUN 27 2007
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00004 FISCAL YEAR: ________

(03/94)

AFRICAN DEVELOPMENT BANK GROUP

RECEIVED
2007 JUN 26 A 3:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: FTRY/LET/2007/03/001
Date:

Mr. Paul DUDEK
Chief, Office of International Finance
United States Securities
And Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 08 2007
WASH, D.C. 200

African Development Bank, File No. 83-4,
Regulation AFDB, Sections 288.2(a) and 288.4

In accordance with Sections 288.2 and 288.4 (a), (b) and (c) of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, we transmit herewith, for filing with the United States Securities and Exchange Commission, the periodic report of the African Development Bank for the quarter ended 31 March 2007, which includes two copies of the African Development Bank's regular quarterly financial statements for such quarter.

Yours faithfully,

Stephane Nalletamby
Treasurer

AFRICAN DEVELOPMENT BANK — File No 83-4
BANQUE AFRICAINE DE DEVELOPPEMENT — Regulation AFDB

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 333 511 – Fax : (216) 71 330 632 – Internet: www.afdb.org.

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2(a) and 288.4 (a), (b) and (c) of Regulation AFDB adopted pursuant to Section 9(a) of the African Development Bank Act, the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2007 (the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

The Bank borrowed the following amounts under its Global Debt Issuance Facility:

DESCRIPTION	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY	CALL DATE	DEALER
NGN 12,780 Million 9.250% Notes due January 2008	Borrowing	16-Jan-07	18-Jan-07	18-Jan-08	NGN 12,780,000,000	-	Standard Bank
JPY 300 Million PRDC Notes due February 2037	Borrowing	1-Feb-07	20-Feb-07	2-Feb-37	JPY 300,000,000	1-Feb-08	Mizuho
JPY 300 Million PRDC Notes due February 2027	Borrowing	2-Feb-07	20-Feb-07	19-Feb-27	JPY 300,000,000	21-Feb-08	TMI
ZAR 700 million Uridashi due February 2010	Borrowing	8-Feb-07	20-Feb-07	22-Feb-10	ZAR 700,000,000	-	Daiwa
JPY 100 Million PRDC Notes due March 2037	Borrowing	15-Feb-07	5-Mar-07	5-Mar-37	JPY 100,000,000	5-Mar-08	Mizuho
JPY 1 Billion PRDC Notes due March 2037	Borrowing	23-Feb-07	13-Mar-07	13-Mar-37	JPY 1,000,000,000	13-Mar-10	Mizuho
JPY 300 Million FX-TARN Notes due February 2037	Borrowing	5-Mar-07	2-ap	3-Feb-37	JPY 300,000,000	-	JP Morgan
JPY 100 Million PRDC Notes due March 2037	Borrowing	6-Mar-07	26-Mar-07	26-Mar-37	JPY 100,000,000	26-Mar-08	Mizuho
JPY 100 Million Notes due 11 April 2017	Borrowing	27-Mar-07	18-ap	18-Apr-17	JPY 100,000,000	18-Apr-10	Mizuho

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Formatted: Highlight

Formatted Table

Formatted: Centered

Formatted: Font: Arial Narrow, 8 pt

Formatted: Centered

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed	CALL DATE	Dealer
JPY 1 billion Notes due	10/15/2004	10/28/2004	2/1/2034	1,000,000,000	1-Feb-07	Mizuho
JPY 300 million Notes due	10/22/2004	11/9/2004	2/3/2025	30,000,000	1-Feb-07	Mizuho

2. Two copies of any material modifications or amendments during the Quarter of any exhibits (other than as described in the parenthetical in Section 288.2(a)(3) of Regulation AFDB) previously filed with the Commission under any statute:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

3. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 31March 2007.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,

Stephane Nalletamby
Treasurer

CONFIDENTIAL

AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2007/116
16 May 2007
Prepared by: FFCO
Original: English/French

Probable Date of Board Presentation **Not Applicable**

FOR INFORMATION

MEMORANDUM

TO : **THE BOARD OF DIRECTORS**

FROM : **Donald KABERUKA**
President

SUBJECT : **ADB - FINANCIAL STATEMENTS FOR THE QUARTER ENDED 31 MARCH 2007 ***

In accordance with the Bank's Financial Regulations, please find attached the Financial Statements of the African Development Bank for the quarter ended 31 March 2007.

Attach:

*** Questions on this document should be referred to:**

Mr. C. O. BOAMAH	Director	FFCO	Extension 2026
Mr. A. O. ODUKOMAIYA	Manager	FFCO	Extension 2105
Mr. N. NGWENYA	Chief Finance Officer	FFCO.1	Extension 3230

scco: G. G.

ADB FINANCIAL STATEMENTS
March 31, 2007 and 2006

The financial highlights for the quarter ended March 31, 2007 are summarized below. The comparative financial statements and indicators for the quarters ended March 31, 2003 to 2007 are summarized in schedules **A** and **B** attached to this memorandum.

1. Results of Operations

1.1 Net income for the quarter ended March 31, 2007 amounted to UA 75.16 million, a UA 5.85 million or 7.23% decrease from the amount of UA 81.01 million reported in 2006.

1.2 Net operational income for the quarter ended March 31, 2007, amounted to UA 86.01 million compared to UA 91.54 million in 2006. Loan income decreased by 4.29 million and investment income increased by UA 18.78 million. The increase in investment income, which was due mainly to overall higher yield and increase in average investment funds, was partially offset by a UA 15.37 million increase in interest expense.

1.3 Borrowing expenses (including gains/losses on valuation of derivatives and FVO on borrowings) for the quarter, ended March 31, 2007 amounted to UA 47.91 million, representing a 38.28% increase from borrowing expenses of UA 34.65 million for 2006.

1.4 A comparative summary of loan charges in arrears for six months and over is represented below:

UA thousands)

Borrower	Arrears on Principal	Cumulative Charges in Arrears at	
	31/03/2007	31/03/2007	31/03/2006
CAREPUBLIC	-	-	1,714
COMOROS	5,901	6,981	6,387
COTE D'IVOIRE	198,895	116,386	62,059
LIBERIA	39,196	86,803	80,685
SEYCHELLES	-	-	8,121
SOMALIA	3,672	6,700	6,045
SUDAN	37,607	36,714	31,677
ZIMBABWE	131,948	103,252	72,664
PRIVATE SECTOR	11,752	6,772	6,047
	428,971	**363,608**	**275,399**

1.5 Provision for impairment on charges receivable on loans and loan principal for the quarter ended March 31, 2007 amounted to UA 12.62 million compared to a provision of UA 11.64 million in 2006. Cumulative impairment allowance on loan principal and charges receivables at March 31, 2007 amounted to UA 219.16 million and UA 230.64 million, respectively.

1.6 The impairment allowance on equity investments at March 31, 2007 comprised the following: 100% provision on BDEGL, NDBS, and Development Bank of Zimbabwe; and 15% on PTA Bank. Cumulative provision for impairment on all equity investments, including ADF, at March 31, 2007 amounted to UA 52.82 million.

1.7 Administrative expenses before management fees for the quarter ended March 31, 2007 and 2006 are made up of the following:

(UA thousands)

	2007		2006	
	UA	%	UA	%
Salaries	15,078	41.58	15,176	44.68
Benefits	8,101	22.34	8,780	25.85
Total Salaries & benefits	23,179	63.92	23,956	70.53
Other Personnel-related	2,113	5.83	1,370	4.03
Short-term staff	301	0.83	363	1.07
Consultancy	2,562	7.07	1,499	4.41
Total Manpower Expense	28,155	77.65	27,188	80.04
Missions	2,779	7.66	2,534	7.46
Furniture & Equipment	923	2.55	911	2.68
Occupancy	1,994	5.50	1,490	4.39
Communication	1,131	3.12	1,221	3.60
Other, net	1,279	3.52	6 20	1.83
Total Administrative Expenses	**36,261**	**100.00**	**33,964**	**100.00**

1.8 Total Bank group administrative expenses (excluding depreciation) increased by 6.77% from UA 33.96 million in 2006 compared to UA 36.26 million in 2007. The Bank's share of the total Bank group administrative expenses decreased by UA 0.25 million or 2.69% from UA 9.30 million in 2006 to UA 9.05 million for 2007.

A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Total investments (net of swaps and repos) including investments held to maturity, at March 31, 2007, amounted to UA 5,567.44 million compared to UA 4,918.65 million at March 31, 2006.

2.2 Loan disbursements for the quarter ended March 31, 2007 amounted to UA 81.61 million, representing a decrease of 24.11 percent over the disbursements of UA 107.54 million made during the three months ended March 31, 2006.

2.3 Borrowings outstanding as at March 31, 2007 amounted to UA 5,931.51 million compared to UA 5,868.11 million at March 31, 2006.

2.4 The Bank's reserves, increase by UA 75.16 million during the period from an amount of UA 2,305.48 million as at December 31, 2006 to UA 2,380.64 million as at March 31, 2007.

3. Selected Financial Indicators

See schedules A and B attached hereto.

4. Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the quarter ended March 31, 2007.

Attach:

AFRICAN DEVELOPMENT BANK

FINANCIAL HIGHLIGHTS

(Expressed in millions of UA)

THREE MONTHS ENDED MARCH 31,	2007	2006	** 2005	** 2004	** 2003
OPERATIONAL INCOME AND EXPENSES					
Income from loans	79.61	83.90	82.13	81.00	80.05
Income from investments and related derivatives	62.71	43.93	38.11	29.29	22.30
Total income from loans and investments	142.32	127.82	120.24	110.29	102.35
Borrowing expenses					
Interest and amortized issuance costs	(66.19)	(63.08)	(55.40)	(50.72)	(56.06)
Net interest on borrowing-related derivatives	(12.57)	(0.31)	3.00	-	-
Unrealized gain/(loss) on fair valued borrowings and related derivatives	22.55	14.66	(18.29)	-	-
Unrealized gain on non fair valued borrowings and others	8.30	14.08	6.83	73.03	50.81
Provision for impairment on loan principal and charges receivables	(12.62)	(11.64)	2.12	(4.35)	-
Translation gains	3.18	8.74	4.68	-	-
Other income	1.04	1.27	0.86	0.81	0.20
Net operational income	86.01	91.54	64.04	129.06	97.30
Administrative expenses	(9.05)	(9.30)	(8.03)	(8.72)	(8.92)
Depreciation - Property, equipment and intangible assets	(1.19)	(1.41)	(1.64)	(1.31)	(1.27)
Sundry (expenses)/gains	(0.61)	0.18	(0.41)	(0.13)	(0.11)
Total other expenses	(10.85)	(10.53)	(10.08)	(10.16)	(10.30)
Income before transfers approved by the Board of Governors	75.16	81.01	53.96	-	-
Transfer of income approved by the Board of Governors	-	-	-	-	-
NET INCOME	**75.16**	**81.01**	**53.96**	**118.90**	**87.00**

FINANCIAL INDICATORS/RATIOS

	2007	2006	2005	2004	2003
(Decrease) /increase in Loan Income (%)	(5.12)	2.16	1.40	1.19	(42.12)
Increase/(decrease) in Investment Income (%)	42.75	15.27	30.11	31.35	23.96
Increase/(Decrease) in Borrowings expense (%)	38.28	(45.74)	3.32	(9.53)	(30.18)
Increase /(Decrease) in Other expenses (%)	3.03	4.49	(0.79)	(1.36)	14.83
(Decrease)/ Increase in Net operational income (%)	(6.03)	42.94	(50.38)	32.64	(2.62)
Loan income/Interest expense ratio	1.66	2.42	1.29	1.60	1.43
(Decrease)/Increase in net income (%)	(7.21)	50.13	(54.62)	36.67	(4.34)
Interest coverage ratio (1.25x)*	1.88	1.43	2.18	1.43	1.64

* Indicative parameters

Slight differences may occur in totals due to rounding

** The information presented above for 2004 and prior years have not been restated.

SCHEDULE B

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Expressed in millions of UA)

BALANCE SHEETS AS AT MARCH 31	2007	2006	2005 **	2004 **	2003 **
ASSETS					
Due from banks	48.00	90.37	39.55	62.10	24.89
Demand obligations	7.22	7.22	7.19	7.38	7.82
Investments	6,317.25	5,806.85	5,058.68	4,510.76	2,620.31
Derivative asset	288.33	246.02	296.08	317.04	300.50
Non-negotiable instruments	20.28	26.26	30.73	41.90	56.44
Accounts receivable	454.06	511.03	374.77	472.92	467.95
Outstanding loans	5,208.24	5,468.83	5,578.12	5,520.87	5,821.80
Accumulated provision for loan losses	(219.16)	(196.54)	(208.82)	(266.85)	(491.58)
Equity participations, net	126.81	171.41	161.53	164.57	161.91
Other assets	16.44	16.65	16.95	20.95	16.31
	12,267.47	**12,148.08**	**11,354.79**	**10,851.65**	**8,986.35**

LIABILITIES, CAPITAL & RESERVES	2007	2006	2005	2004	2003
Accounts payable	583.28	553.54	395.18	495.52	176.79
Securities sold under agreements to repurchase and payable for cash collateral received	743.33	878.09	456.89	113.60	-
Derivative liability	474.09	383.16	485.34	306.23	206.85
Borrowings	5,931.51	5,868.11	5,700.32	5,473.73	5,067.58
Capital	2,311.18	2,270.22	2,225.02	2,181.60	2,129.60
Cumulative exchange adjustment on subscriptions	(156.53)	(152.42)	(148.53)	(146.56)	(142.05)
Reserves	2,380.64	2,347.40	2,240.57	2,888.92	2,006.48
Cumulative currency translation adjustment reserve	-	-	-	(461.39)	(458.90)
	12,267.47	**12,148.08**	**11,354.79**	**10,851.65**	**8,986.35**

FINANCIAL INDICATORS/RATIOS	2007	2006	2005	2004	2003
Average return on liquid funds(%)	4.05	3.17	3.26	2.56	3.36
Average cost of borrowings(%)	3.25	2.36	4.48	3.80	4.29
Average return on loans(%)	6.19	6.14	5.89	5.64	5.17
Total debt/Total callable capital(%) (80.00)*	30.62	30.16	29.41	30.26	30.15
Senior debt/Callable capital of non borrowing member (%) (80.00)*	61.40	60.18	63.26	60.23	41.60
Debt/Equity ratio(%)	131.37	132.20	142.53	170.42	135.12
Total Debt/Usable capital %	58.91	58.68	52.94	61.72	52.13
Reserve/Loan ratio (15.00%)*	49.86	47.23	43.63	50.73	30.96
Reserve/Debt ratio (%)	40.33	39.06	36.42	41.90	29.61
Disbursements (UA millions)	81.61	107.54	132.91	134.73	130.00

* Indicative parameters

Slight differences may occur in totals due to rounding

** The information presented above for 2004 and prior years have not been restated.

AFRICAN DEVELOPMENT BANK GROUP
(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS - MARCH 31, 2007
Summary of Administrative Expense
(For All Company Codes)
Amounts in UA thousands

ANNEX C

Company Codes	ADB Admin. Budget 2000	ADF 2100	NTF 2200	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES [Note 1] 7010	7020	7030	7040	7050	7060	7070	7080	7090	7110	TOTAL	%	TOTAL ALL SOURCES
PART I - PERSONNEL EXPENSES																	
Salaries	15,078			15,078	-	35	54	-	35	138	-	-	-		263	1.71	15,340
Benefits	8,101			8,101	-	11	22	-	10	4	-	-	-		47	0.58	8,149
Other Personnel-related	2,113			2,113	-	-	-	-	-	-	-	-	-		0	-	2,113
Short-term staff	301			301	-	-	-	-	-	-	-	-	-		0	-	301
Consultancy	2,562			2,562	883	84	627	56	34	24	7	-	259	23	1,996	43.79	4,558
Total Personnel Expenses	28,155	-	-	28,155	883	130	703	56	79	166	7	-	259	23	2,306	7.57	30,461
PART II - GENERAL EXPENSES																	
Missions	2,779			2,779	-	-	-	-	-	-	-	-	-	-	-	-	2,779
Furniture and Equipment	923			923	-	-	-	-	-	-	-	-	-	-	-	-	923
Occupancy	1,994			1,994	-	-	25	-	-	-	-	-	4	-	29	1.42	2,023
Communication	1,131			1131	-	-	(1)	-	-	-	-	-	-	-	(1)	(0.00)	1,130
Other, net [Note 2]	1,279			1,279	38	67	250	-	1	(1)	7	-	53	-	416	24.55	1,695
Total General Expenses	8,106	-	-	8,106	38	67	274	-	1	(1)	7	-	57	-	444	5.19	8,550
TOTAL ADMINISTRATIVE EXPENSES	36,261	-	-	36,261	921	197	977	56	80	166	14	-	316	23	2,750		39,011
Cost Sharing	(27,212)	26,526	686	-													
Administrative Expenses (after Cost Sharing)	9,049	26,526	686	36,261													
% Distribution of Admin. Expenses by Source:	23.20	68.00	1.76	92.95	2.36	0.50	2.50	0.14	0.20	0.42	0.04	-	0.81	0.06	7.05	100.00	

Notes:

1 - Bilateral and Multilateral Sources
7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants

2 - Other, net
"Other, net" comprises primarily expenses incurred for regional member country training in company codes 7010 & 7030. For company 7090, this line item represents disbursements under the Japanese Fellowship program.

African Development Bank

Financial Statements for the Three Months Ended March 31, 2007 and 2006

BALANCE SHEET
AS AT MARCH 31, 2007 AND 2006
(UA thousands - Note B)

ASSETS	2007	2006
CASH	48,003	90,367
DEMAND OBLIGATIONS	7,221	7,215
INVESTMENTS (Note D)	6,317,246	5,806,847
DERIVATIVE ASSETS (Note E)	288,326	246,022
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note F)	20,274	26,260
ACCOUNTS RECEIVABLE		
Accrued income and charges receivable on loans	452,305	442,853
Less : Accumulated provision for impairment	(230,638)	(207,432)
	221,667	235,421
Other accounts receivable	232,398	275,608
	454,065	511,029
LOANS (Note G)		
Disbursed and outstanding loans	5,208,244	5,468,825
Less: Accumulated provision for impairment	(219,160)	(196,544)
	4,989,084	5,272,281
EQUITY PARTICIPATIONS (Note H)		
Investment in associate - ADF	62,998	97,479
Other equity investments	63,814	73,935
	126,812	171,414
OTHER ASSETS		
Property, equipment and intangible assets	15,795	16,064
Miscellaneous	643	584
	16,438	16,648
TOTAL ASSETS	**12,267,469**	**12,148,080**

LIABILITIES & EQUITY	2007	2006
ACCOUNTS PAYABLE		
Accrued financial charges	266,300	214,270
Other accounts payable	316,978	339,267
	583,278	553,537
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH COLLATERAL RECEIVED (Note D)	743,327	878,086
DERIVATIVE LIABILITIES (Note E)	474,086	383,155
BORROWINGS (Note I)		
Borrowings at fair value	4,933,305	4,538,572
Borrowings at amortized cost	998,205	1,329,536
	5,931,510	5,868,108
EQUITY (Note J)		
Capital		
Subscriptions paid	2,311,165	2,270,221
Cumulative Exchange Adjustment on Subscriptions	(156,535)	(152,423)
	2,154,630	2,117,798
Retained earnings	2,380,502	2,338,686
Fair value gains on available-for-sale equity investments	136	8,710
Total reserves	2,380,638	2,347,396
Total equity	4,535,268	4,465,194
TOTAL LIABILITIES & EQUITY	**12,267,469**	**12,148,080**

The accompanying notes to the financial statements form part of this statement.

INCOME STATEMENT
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(UA thousands - Note B)

	2007	2006
OPERATIONAL INCOME & EXPENSES		
Income from loans (Note K)	79,607	83,901
Income from investments and related derivatives (Note K)	62,712	43,932
Total income from loans and investments	142,319	127,833
Borrowing expenses (Note L)		
Interest and amortized issuance costs	(66,188)	(63,077)
Net interest on borrowing-related derivatives	(12,571)	(308)
Unrealized gain on fair-valued borrowings and related derivatives	22,546	14,656
Unrealized gain on non fair-valued borrowings and others	8,299	14,078
Provision for impairment (Note G)		
Loan principal	(4,748)	(1,807)
Loan charges	(7,869)	(9,830)
Translation gains	3,178	8,736
Other income	1,040	1,257
Net operational income	86,006	91,538
OTHER EXPENSES		
Administrative expenses (Note M)	(9,049)	(9,299)
Depreciation - Property, equipment and intangible assets	(1,189)	(1,407)
Sundry (expenses)/gains	(612)	176
Total other expenses	(10,850)	(10,530)
Income before transfers approved by the Board of Governors	75,157	81,008
Transfer of income approved by the Board of Governors	-	-
NET INCOME	**75,157**	**81,008**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(UA thousands - Note B)

	2007	2006
Net income for the period	75,157	81,008
TOTAL RECOGNIZED INCOME FOR THE PERIOD	**75,157**	**81,008**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(UA thousands - Note B)

	2007	2006
Cash flows from:		
Operating activities:		
Net income	75,157	81,008
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,189	1,407
Provision for loan impairment on loan principal and charges	12,617	11,637
Unrealised losses on investments and related derivatives	(137)	(4,154)
Amortization of discount or premium on held-to-maturity investments	559	350
Amortization of borrowing issuance costs	1,141	824
Unrealized gain on borrowings	(13,057)	(4,471)
Translation gains	(3,178)	(8,736)
Net movement in derivative	(32,167)	(22,048)
Changes in accrued income on loans	13,495	(11,134)
Changes in accrued financial charges	(62,343)	(35,959)
Changes in other receivables and payables	126,538	139,211
Net cash provided by operating activities	119,813	147,822
Investing, lending and development activities:		
Disbursements on loans	(81,611)	(107,542)
Repayments of loans	169,201	181,137
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	(44,107)	61,805
Trading portfolio	(109,460)	(301,440)
Changes in other assets	(2,673)	(1,074)
Equity participations movement	(8,195)	(2,774)
Net cash used in investing, lending and development activities	(76,847)	(169,888)
Financing activities:		
New issues on borrowings	200,428	161,319
Repayments on borrowings	(123,188)	(138,193)
Net cash from capital subscriptions	3,939	21,263
Net cash provided by financing activities	81,178	44,389
Effect of exchange rate changes on:		
Cash and cash equivalents	677	3,270
Increase in cash and cash equivalent	124,822	25,592
Cash and cash equivalents at the beginning of the year	705,890	592,015
Cash and cash equivalents at the end of the perio*	**830,711**	**617,608**
Composed of:		
Investments maturing within 3 months of acquisition		
Held-to-maturity portfolio	-	60,618
Trading portfolio	1,526,035	1,344,708
Securities sold under agreements to repurchase and payable for cash collateral received	(743,327)	(878,086)
Cash	48,003	90,368
Cash and cash equivalents at the end of the period	**830,711**	**617,608**
Supplementary disclosure:		
Movement resulting from exchange rates:		
Loans	(5,394)	(22,212)
Borrowings	(2,076)	(40,227)
Currency swaps	1,131	55,147

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2007 and 2006

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in co-operation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote co-operation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue recognition

Interest income is accrued on a time basis and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments.

Dividends relating to investments in equity are recognized when the Bank's right to receive payment is established.

Functional and presentation currencies

Although the Bank conducts its operations in the currencies of its member countries, as a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The exchange rates used in translating currencies to the UA at the balance sheet date are listed in Note P under supplementary disclosures. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. Moreover, there is a significant financial disincentive to withdrawing membership. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Further, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date. If the Bank were to terminate its operations within six months of the termination date, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country, including the withdrawing member.

If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Employee benefits

1) Pension obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, and otherwise, is amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-employment medical benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The MBP Board, an independent Board created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

Financial instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial assets

The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i) Financial assets at fair value through profit or loss

All trading assets are carried at fair value through the income statement. The investments in the trading portfolio are acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii) Loans and receivables

The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Accrued income and receivables include accrued interest on derivatives.

iii) Held-to-maturity investments

The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost.

iv) Available-for-sale financial assets

The Bank has classified equity investments over which it does not have control or significant influence as available-for-sale. Available-for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future.

v) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale investments are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Loans and receivables as well as held-to-maturity investments are carried at amortized cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. Accrued interest on financial assets is included in other accounts receivable.

2) Financial liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. When these borrowings contain embedded derivatives that require bifurcation, the embedded derivatives are separated from the borrowing contract and carried on the balance sheet at fair value. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. The unamortized balance of the issuance costs is netted off against borrowings in the balance sheet. Certain of the Bank's

borrowings have been obtained from the governments of some member countries of the Bank and are interest free. In accordance with IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance", the benefit of borrowing at subsidized rates from member countries' governments has not been recognized through the imputation of interest expense in the financial statements.

ii) Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank primarily applies fair value designation to borrowings which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would otherwise have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

iii) Other liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or cancelled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments include currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the borrowings portfolio linked to the related borrowings at inception, and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement.

Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make fully evident the asset/liability and risk management strategy of the Bank and would result in inconsistent treatment of similar hedged instruments. Therefore, the Bank has elected not to designate any qualifying hedging relationships, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of financial assets

1) Assets carried at amortized cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for

impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Bank.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Interest and charges are accrued on all loans including those in arrears.

2) Available-for-sale assets

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For available-for-sale equity instruments carried at fair value, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale equity instruments carried at fair value, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is reclassified from equity to profit or loss in the income statement. Impairment losses recognized in the income statement on available-for-sale equity instruments carried at fair value are reversed through equity.

If there is objective evidence that an impairment loss has been incurred on an available-for-sale equity instrument that is carried at cost because its fair value cannot be reliably measured, the amount of impairment loss is measured as the difference between the carrying amount of the impaired instrument and the present value of estimated future cash flows from the instrument discounted at the current market rate of return for a similar equity instrument. Once recognized, impairment losses on these equity instruments carried at cost are not reversed.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value disclosure

The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews.

Equity investments: The underlying assets of entities in which the Bank has equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year-end variable lending rate in that currency, adjusted for impairment. For all loans not impaired, fair value adjustments are made to reflect expected loan losses.

Day one profit and loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets.

The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price. The gain or loss is amortized over the life of the applicable borrowing on a straight-line basis.

Investment in associate

Under IAS 28, "Investments in Associates", the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note H. IAS 28 requires that the equity method be used to account for investments in associates.

Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At March 31, 2007, such subscriptions cumulatively represented approximately 1% of the economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Further, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Retained earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior year's income, unallocated current year net income and expenses recognized directly in equity as required by IFRS.

Property and equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives.

The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The assets' residual values and useful lives are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible assets

Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Impairment losses on loans and advances

At each financial reporting date, the Bank reviews its loan portfolios for impairment. The Bank first assesses whether objective evidence of impairment exists for individual loans. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the loan's original effective interest rate and comparing this amount to the loan's net carrying amount. Determining the amount and timing of future cash flows on impaired loans requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed loan, that loan is included in a group of loans with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of loans may

include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

2) Fair value of financial instruments

The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are calibrated to ensure that outputs reflect actual data and relevant market prices. To the extent practical, models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

3) Impairment of available-for-sale equity investments

The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

4) Held-to-maturity investments

The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgment. In making this judgment, the Bank evaluates its intention and ability to hold such investments to maturity.

NOTE C – NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The International Accounting Standards Board (IASB) and its International Financial Reporting Interpretations Committee (IFRIC) issued some new and revised Standards and Interpretations, which becomes effective for the Bank's financial statements for the period beginning on January 1, 2007. Of these, the two that are most relevant to the Bank are IFRS 7, "Financial Instruments: Disclosures" and amendments to IAS 1, "Presentation of Financial Statements" – "Capital Disclosures". IFRS 7 introduces additional qualitative and quantitative disclosures about exposures to risks arising from financial instruments and how entities manage those risks. Management is reviewing the additional disclosures that are required as a result of the implementation of this standard. The amendments to IAS 1 also became effective for the 2007 financial statements, but are not expected to have any significant impact on the financial reporting of the Bank. None of the other new and amended standards and interpretations are expected to have a significant impact on the Bank's financial statements.

NOTE D – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, secured lending transactions, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with a AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum credit rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed 1 year, and such transactions are only executed with counterparties with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability Management Guidelines. At March 31, 2007, investments under external management were UA 121.89 million (2006: UA 42.43 million).

Securities sold under repurchase agreements (Repos) with a nominal value of UA 743.33 million and a market value including accrued interest of UA 744.62 million were outstanding at March 31, 2007. The securities pledged as collateral have a carrying value of UA 725.51 million at March 31, 2007 (2006: UA 796.10 million

The composition of investments as at March 31, 2007 and 2006 was as follows:

(UA thousands)	**2007**	2006
Trading	3,712,998	3,642,263
Held-to-maturity	2,604,248	2,164,584
Total	**6,317,246**	**5,806,847**

Held-for-trading investments

A summary of the Bank's held-for-trading investments at March 31, 2007 and 2006 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Time deposits	674.80	760.29	61.52	157.31	240.45	156.23	282.72	100.98	1,259.49	1,174.81
Asset-backed securities	517.41	518.73	369.25	227.58	100.86	-	-	-	987.52	746.31
Government and agency obligations	-	381.18	2.56	28.99	-	-	4.68	30.07	7.24	440.24
Corporate bonds and commercial papers	888.04	537.91	537.79	690.22	-	-	32.92	52.77	1,458.75	1,280.90
Total held-for-trading investments	**2,080.25**	**2,198.11**	**971.12**	**1,104.10**	**341.31**	**156.23**	**320.32**	**183.82**	**3,713.00**	**3,642.26**
Repos	**(237.77)**	**(553.90)**	**(81.79)**	**(170.98)**	**(322.75)**	**(147.28)**	**(101.02)**	**(5.93)**	**(743.33)**	**(878.09)**

The nominal balance of the Bank's held-for-trading investments as at March 31, 2007 was UA 3,709.73 million (2006: UA 3,638.48 million). The average yield of held-for-trading investments in 2007 was 4.60% (2006: 3.30%).

The contractual maturity structure of held-for-trading investments as at March 31, 2007 and 2006 was as follows:

(UA millions)	2007	2006
One year or less	1,747.51	1617.79
More than one year but less than two years	320.49	375.17
More than two years but less than three years	722.36	431.75
More than three years but less than four years	231.58	184.52
More than four years but less than five years	54.03	122.47
More than five years	637.03	910.56
Total	**3,713.00**	**3,642.26**

The maturity structure of repos as at March 31, 2007 and 2006 was as follows:

(UA millions)	2007	2006
One year or less	**(743.33)**	(878.09)

Held-to-maturity investments

A summary of the Bank's held-to-maturity investments at March 31, 2007 and 2006 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Time deposits	-	36.17	-	21.84	-	2.61	-	-	-	60.62
Asset-backed securities	189.26	13.87	10.39	61.12	-	7.91	-	-	199.65	82.89
Government and agency obligations	485.26	536.36	179.04	155.70	241.44	285.10	126.90	163.37	1,032.64	1,140.53
Corporate bonds and others	496.24	343.71	512.17	271.74	278.88	192.73	84.67	72.36	1,371.96	880.55
Total held-to-maturity investments	**1,170.76**	**930.11**	**701.60**	**510.40**	**520.32**	**488.35**	**211.57**	**235.73**	**2,604.25**	**2,164.59**

The nominal balance of the Bank's held-to-maturity investments as at March 31, 2007, was UA 2,606.56 million (2006: UA 2,135.01 million). The average yield of held-to-maturity investments in 2007 was 4.44% (2006: 4.21%).

The contractual maturity structure of held-to-maturity investments as at March 31, 2007 and 2006 was as follows:

(UA millions)	2007	2006
One year or less	264.05	226.36
More than one year but less than two years	299.43	248.47
More than two years but less than three years	313.02	288.72
More than three years but less than four years	453.27	272.62
More than four years but less than five years	287.15	436.52
More than five years	987.33	691.90
Total	2,604.25	2,164.59

The fair value of held-to-maturity investments at March 31, 2007 was UA 2,594.97 million (2006: UA 2,102.59 million).

NOTE E – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at March 31, 2007 and 2006 were as follows:

(UA thousands)	2007		2006	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	210,398	399,335	163,862	262,990
Interest rate swaps	52,202	44,089	58,692	78,941
Loan swaps	24,178	21,893	12,588	19,216
Embedded derivatives	333	1,071	291	1,309
	287,111	466,388	235,433	362,456
Investments-related:				
Asset swaps	789	2,448	10,589	10,352
Macro-hedge swaps	426	5,250	-	10,347
	1,215	7,698	10,589	20,699
Total	**288,326**	**474,086**	**246,022**	**383,155**

The notional amounts of derivative financial assets and financial liabilities at March 31, 2007 and 2006 were as follows:

(UA thousands)	**2007**	2006
Borrowings-related(including loan swaps):		
Cross-currency swaps	4,130,514	3,790,787
Interest rate swaps	3,761,394	3,813,930
Loan swaps	911,729	806,590
Embedded derivatives	18,573	22,465
	8,822,210	8,433,772
Investments-related:		
Asset swaps	254,657	202,257
Macro-hedge swaps	302,611	259,222
	557,268	461,479
Total	**9,379,478**	**8,895,251**

Loan swaps

In addition to the swaps on borrowings, the Bank has entered into interest rate swaps, which transform fixed rate income on loans in certain currencies into variable rate income.

NOTE F – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1) Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency;

or

2) Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non- interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-regional members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At March 31, 2007 and 2006, the non-negotiable notes balances were as follows:

(UA thousands)	**2007**	2006
Balance at January 1	20,383	25,897
Net movement for the period	(109)	363
Balance at March 31	**20,274**	**26,260**

NOTE G – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Further, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6)- month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower's chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non- sovereign guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

Maturity and currency composition of outstanding loans

The contractual maturity structure of loans as at March 31, 2007 and 2006 was as follows:

(UA millions)

	2007				2006
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	407.90	159.15	371.12	938.17	1,067.40
More than one year but less than two years	193.88	149.55	168.12	511.55	525.80
More than two years but less than three years	153.24	154.66	166.07	473.97	528.25
More than three years but less than four years	151.76	140.56	161.69	454.01	464.98
More than four years but less than five years	151.22	127.01	123.73	401.96	430.11
More than five years	1,615.32	647.54	165.72	2,428.58	2,452.27
Total	**2,673.32**	**1,378.47**	**1,156.45**	**5,208.24**	**5,468.81**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and type of loans as at March 31, 2007 and 2006 were as follows:

(Amounts in UA millions)			2007		2006	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	91.98		183.35	
		Japanese Yen	129.15		492.10	
		Pound Sterling	0.63		3.39	
		Swiss Franc	33.45		166.02	
		US Dollar	178.63		448.30	
		Others	1.25		9.03	
			435.09	8.35	1,302.19	23.81
	Single Currency	Euro	1442.07		1,038.40	
		Japanese Yen	310.63		17.74	
		Pound Sterling	2.54		-	
		South African Rand	57.55		45.61	
		Swiss Franc	127.73		-	
		US Dollar	297.38		142.37	
		Others	0.32		-	
			2,238.22	42.97	1,244.12	22.75
Floating Rate:	Single Currency	Euro	470.26		450.47	
		Japanese Yen	10.95		7.50	
		South African Rand	142.47		177.95	
		US Dollar	754.78		920.59	
			1,378.46	26.47	1,556.51	28.46
Variable Rate:	Multi-Currency	Euro	179.60		195.32	
		Japanese Yen	38.49		48.93	
		Swiss Franc	1.03		1.23	
		US Dollar	174.88		198.91	
		Others	0.21		0.31	
			394.21	7.57	444.70	8.13
	Single Currency	Euro	333.52		370.66	
		Japanese Yen	125.51		180.14	
		Swiss Franc	16.79		17.19	
		US Dollar	286.41		353.26	
		Others	0.03		0.05	
			762.26	14.64	921.30	16.85
Total			**5,208.24**	**100.00**	**5,468.82**	**100.00**

The weighted-average yield on outstanding loans for the quarter ended March 31, 2007 was 6.11% (2006: 6.14%).

The summary of the currency composition of loans at March 31, 2007 and 2006 was as follows:

(Amounts in UA millions)	2007		2006	
	Amount	%	Amount	%
Euro	2,517.41	48.34	2,238.20	40.93
Japanese Yen	614.72	11.80	746.40	13.65
Swiss Franc	179.00	3.44	184.45	3.37
Pound Sterling	3.17	0.06	3.39	0.06
US Dollar	1,692.10	32.49	2,063.43	37.73
South African Rand	200.02	3.84	223.56	4.09
Others	1.82	0.03	9.39	0.17
Total	**5,208.24**	**100.00**	**5,468.82**	**100.00**

Loans are expressed in Units of Account but repaid in the currencies disbursed.

Provision for impairment on loan principal and charges receivable

At March 31, 2007, loans with an aggregate principal balance of UA 671.05 million (2006: UA 683.51 million), of which UA 428.97 million (2006: UA 388.63 million) was overdue, were considered to be impaired. The gross amounts of loans and charges receivables that were impaired and the cumulative impairment on them at March 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Outstanding balance on impaired loans	671,053	683,508
Less: accumulated provision for impairment	(219,160)	(196,544)
Net balance on impaired loans	**451,893**	**486,964**
Charges receivable and accrued income on impaired loans	363,608	275,399
Less: accumulated provision for impairment	(230,638)	(207,432)
Net charges receivable and accrued income on impaired loans	**132,970**	**67,967**

The movements in the accumulated provision for impairment on outstanding loan principal for the quarters ended March 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Balance at January 1	214,180	194,613
Provision for impairment on loan principal for the period	4,748	1,807
Translation effects	232	124
Balance at March 31	**219,160**	**196,544**

The movements in the accumulated provision for impairment on loan interests and charges receivable for the quarters ended March 31, 2007 and 2006 were as follows:

(UA thousands)	2007	2006
Balance at January 1	222,588	197,764
Provision for impairment on loan charges for the period	7,869	9,830
Translation effects	181	(162)
Balance at March 31	**230,638**	**207,432**

NOTE H – EQUITY PARTICIPATIONS

Investment in Associate: ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the three months ended March 31, 2007 amounted to UA 26.53 million (2006: UA 23.97 million), representing 71.39 percent (2006: 68.76 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At March 31, 2007, the Bank's pro-rata or economic share in ADF was 0.93% (2006: 1.01%).

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors.

The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Although the Bank is allowed to take equity positions of up to twenty five percent (25%) the Bank currently holds less than 20% of the total equity capital of each institution in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

NOTE I – BORROWINGS

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At March 31, 2007, total borrowings amounted to UA 5,931.51 million (2006: UA 5,868.11 million) comprising senior debt and subordinated debt amounting to UA 5,230.90 million (2006: UA 5,143.01 million) and UA 691.61 million (2006: UA 725.09 million), respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,533.51 million (2006: UA 8,546.11 million) was 61.40 percent (2006: 60.18 percent). Also at March 31, 2007, the ratio of total outstanding borrowings to the total callable capital of UA 19,370.49 million (2006: UA 19,454.74 million) was 30.62 percent (2006: 30.16 percent). At March 31, 2007, borrowings with embedded callable options amounted to UA 363.18 million (2006: UA 383.04 million). The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-savings opportunities and to lower its funding costs.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at March 31, 2007 was as follows:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	468.91	251.26	720.17
More than one year but less than two years	1,142.95	31.91	1,174.86
More than two years but less than three years	1,450.81	4.63	1,455.44
More than three years but less than four years	242.02	0.52	242.54
More than four years but less than five years	13.60	-	13.60
More than five years	1,326.70	-	1,326.70
Total	**4,644.99**	**288.32**	**4,933.31**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	66.74	74.86	141.60
More than one year but less than two years	29.79	-	29.79
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	831.53	-	831.53
Sub-total	**928.06**	**74.86**	**1,002.92**
Net unamortized premium and discount	(4.72)	-	(4.72)
Total	**923.35**	**74.86**	**998.20**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at March 31, 2006 was as follows:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	71.80	258.19	329.99
More than one year but less than two years	540.67	37.56	578.23
More than two years but less than three years	116.96	-	116.96
More than three years but less than four years	1,015.12	5.71	1,020.83
More than four years but less than five years	893.15	-	893.15
More than five years	1,599.41	-	1,599.41
Total	**4,237.11**	**301.46**	**4,538.57**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	381.70	81.58	463.28
More than one year but less than two years	-	-	0.00
More than two years but less than three years	138.81	-	138.81
More than three years but less than four years	-	-	0.00
More than four years but less than five years	-	-	0.00
More than five years	732.85	-	732.85
Sub-total	1,253.36	81.58	1,334.94
Net unamortized premium and discount	(5.40)	-	(5.40)
Total	**1,247.96**	**81.58**	**1,329.54**

The fair value of borrowings carried at fair value through profit or loss at March 31, 2007 was UA 4,933.31 million (2006: UA 4,538.57 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at March 31, 2007 was UA 4,871.72 million (2006: UA 4,874.31 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per note L, there was a net gain of UA 22.55 million on borrowings and related derivatives designated at fair value through profit or loss for the quarter ended March 31, 2007 (2006: gain of UA 14.66 million). This included a gain of UA 2.25 million which was attributable to changes in the Bank's credit risk during the quarter ended March 31, 2007. Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings at fair value through profit or loss using the Bank's credit spread versus LIBOR both at the beginning and end of the relevant period.

For borrowings designated at fair value through profit or loss at March 31, 2007, the cumulative unrealized fair value losses to date were UA 61.59 million.

NOTE J– EQUITY

Equity is composed of capital, retained earnings and fair value gains or losses on available-for-sale equity investments. These are further detailed as follows:

Capital

Subscriptions paid in

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five general capital increases. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The Bank's capital as at March 31, 2007 and 2006 was as follows:

(UA thousands)	**2007**	2006
Capital Authorized (in shares of UA 10 000 each)	21,870,000	21,870,000
Less: Unsubscribed	(146,034)	(82,150)
Subscribed Capital	21,723,966	21,787,850
Less: Callable Capital	(19,370,484)	(19,454,742)
Paid-up Capital	2,353,482	2,333,108
Shares to be issued upon payment of future installments	(39,440)	(55,926)
Add: Amounts paid in advance	291	302
	2,314,333	2,277,484
Less: Amounts in arrears	(3,168)	(7,263)
Capital as at March 31	**2,311,165**	**2,270,221**

Included in the total unsubscribed shares of UA 146.03 million at March 31, 2007, was an amount of UA 38.82 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable, and UA 5.99 million paid-up, shares) were held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Subscriptions by member countries and their voting power at March 31, 2007 were as follows:

(Amounts in UA thousands)

	MEMBER STATES	Total Shares	% of Total	Amount Paid	Callable Capital	Number of Votes	% of Voting Power
1	ALGERIA	83,055	3.830	92,960	737,600	83,680	3.780
2	ANGOLA	25,404	1.172	28,837	225,212	26,030	1.176
3	BENIN	4,245	0.196	4,817	37,633	4,870	0.220
4	BOTSWANA	46,571	2.148	52,306	413,405	47,196	2.132
5	BURKINA FASO	9,294	0.429	10,163	82,155	9,419	0.426
6	BURUNDI	5,173	0.239	6,465	45,256	5,798	0.262
7	CAMEROON	22,588	1.042	25,526	200,371	23,059	1.042
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.104
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.076	2,052	14,360	2,266	0.102
11	COMOROS	481	0.022	566	4,250	1,075	0.049
12	CONGO	9,861	0.455	11,450	87,170	10,485	0.474
13	COTE D'IVOIRE	81,008	3.736	101,260	708,820	81,633	3.688
14	DEMOCRATIC REPUBLIC CONGO	22,740	1.049	28,426	198,975	23,365	1.056
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,680	5.150	125,436	991,370	112,305	5.073
17	EQUATORIAL GUINEA	3,491	0.161	4,305	30,615	4,116	0.186
18	ERITREA	2,289	0.106	2,506	20,028	2,628	0.119
19	ETHIOPIA	34,731	1.602	39,009	308,310	35,356	1.597
20	GABON	27,229	1.256	32,684	238,255	26,765	1.209
21	GAMBIA	3,334	0.154	3,828	29,523	3,915	0.177
22	GHANA	49,532	2.284	53,593	441,751	50,157	2.266
23	GUINEA	8,855	0.408	10,525	78,031	9,480	0.428
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,664	1.460	35,569	281,080	32,289	1.459
26	LESOTHO	3,319	0.153	3,729	29,470	3,944	0.178
27	LIBERIA	4,230	0.195	5,287	37,017	4,855	0.219
28	LIBYA	79,756	3.678	89,583	707,978	80,381	3.631
29	MADAGASCAR	14,143	0.652	15,883	125,550	14,768	0.667
30	MALAWI	6,472	0.298	8,090	56,630	7,097	0.321
31	MALI	9,523	0.439	10,807	84,411	10,147	0.458
32	MAURITANIA	3,872	0.179	4,015	33,884	3,838	0.173
33	MAURITIUS	14,075	0.649	15,813	124,940	14,700	0.664
34	MOROCCO	72,268	3.333	82,020	640,660	72,893	3.293
35	MOZAMBIQUE	13,747	0.634	15,454	122,038	14,372	0.649
36	NAMIBIA	7,387	0.341	8,301	65,570	8,012	0.362
37	NIGER	5,526	0.255	6,908	48,353	6,151	0.278
38	NIGERIA	192,819	8.892	218,280	1,709,933	193,268	8.731
39	RWANDA	2,965	0.137	3,333	26,310	3,590	0.162
40	SAO TOME & PRINCIPE	1,489	0.069	1,864	13,024	2,114	0.096
41	SENEGAL	22,344	1.030	25,317	198,132	22,925	1.036
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.084
43	SIERRA LEONE	5,298	0.244	6,624	46,361	5,923	0.268
44	SOMALIA	1,941	0.090	2,427	16,986	2,566	0.116
45	SOUTH AFRICA	97,309	4.487	74,697	898,410	97,934	4.424
46	SUDAN	8,830	0.407	11,036	77,257	9,455	0.427
47	SWAZILAND	7,241	0.334	8,134	64,280	7,866	0.355
48	TANZANIA	18,248	0.842	20,685	161,805	18,874	0.853
49	TOGO	3,452	0.158	4,314	30,201	4,077	0.184
50	TUNISIA	30,451	1.404	34,205	270,310	31,076	1.404
51	UGANDA	10,998	0.507	13,199	96,787	11,623	0.525
52	ZAMBIA	26,952	1.243	30,966	238,553	27,578	1.246
53	ZIMBABWE	44,961	2.073	53,423	396,188	45,586	2.059
	Total Regionals	**1,300,165**	**59.958**	**1,453,750**	**11,544,952**	**1,330,307**	**60.097**

(Amounts in UA thousands)

	MEMBER STATES	Total shares	% of Total	Amount Paid	Callable Capital	Number of Votes	% of Voting Power
	Total Regionals	**1,300,165**	**59.958**	**1,453,750**	**11,544,952**	**1,330,307**	**60.097**
54	ARGENTINA	5,828	0.269	5,921	52,364	6,453	0.292
55	AUSTRIA	9,679	0.446	9,441	87,350	10,304	0.465
56	BELGIUM	13,917	0.642	13,579	125,600	14,542	0.657
57	BRAZIL	9,646	0.445	9,421	87,036	10,270	0.464
58	CANADA	81,648	3.765	81,750	734,730	82,273	3.717
59	CHINA	24,230	1.117	23,633	218,670	24,855	1.123
60	DENMARK	25,168	1.161	25,200	226,480	25,793	1.165
61	FINLAND	10,627	0.490	10,640	95,630	11,252	0.508
62	FRANCE	81,648	3.765	81,750	734,730	82,273	3.717
63	GERMANY	89,631	4.133	89,740	806,570	90,256	4.077
64	INDIA	4,846	0.223	4,730	43,730	5,471	0.247
65	ITALY	52,437	2.418	51,166	473,214	53,062	2.397
66	JAPAN	119,400	5.506	119,550	1,074,450	120,025	5.422
67	KOREA	9,679	0.446	9,441	87,350	10,304	0.465
68	KUWAIT	9,707	0.448	9,720	87,350	10,332	0.467
69	NETHERLANDS	18,555	0.856	17,116	168,450	19,180	0.866
70	NORWAY	25,168	1.161	25,200	226,480	25,793	1.165
71	PORTUGAL	5,190	0.239	4,933	46,980	5,815	0.263
72	SAUDI ARABIA	4,199	0.194	4,099	37,900	4,824	0.218
73	SPAIN	22,998	1.061	21,510	208,470	23,623	1.067
74	SWEDEN	33,495	1.545	32,666	302,290	34,120	1.541
75	SWITZERLAND	31,790	1.466	31,005	286,900	32,415	1.464
76	UNITED KINGDOM	36,449	1.681	35,551	328,940	37,074	1.675
77	UNITED STATES OF AMERICA	142,352	6.565	139,654	1,283,869	142,977	6.459
	Total Non-Regionals	**868,287**	**40.042**	**857,415**	**7,825,532**	**883,286**	**39.903**
	Grand Total	**2,168,452**	**100.000**	**2,311,165**	**19,370,484**	**2,213,593**	**100.000**

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in U.S. dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At March 31, 2007 and 2006, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	**2007**	2006
Balance at January 1	155,742	151,759
Net conversion losses on new subscriptions	794	664
Balance at March 31	**156,536**	**152,423**

Retained Earnings

Retained earnings as at March 31, 2007 and 2006 were as follows:

(UA thousands)	
Balance at January 1, 2006	2,257,678
Net income for the period	81,008
Balance at March 31, 2006	**2,338,686**
Balance at January 1, 2007	2,305,345
Net income for the current period	75,157
Balance at March 31, 2007	**2,380,502**

NOTE K – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from loans

Income from loans for the quarters ended March 31, 2007 and 2006 was as follows:

(UA thousands)	**2007**	2006
Interest income on loans not impaired	67,295	70,981
Interest income on impaired loans	11,536	11,619
Commitment charges	419	835
Statutory commission	357	466
Total	**79,607**	**83,901**

Income from investments and related derivatives

Income from investments for the quarters ended March 31, 2007 and 2006 was as follows:

(UA thousands)	**2007**	2006
Interest income	61,450	36,487
Realized and unrealized fair value losses	1,262	7,445
Total	**62,712**	**43,932**

NOTE L – BORROWING EXPENSES

Interest and amortized issuance costs

Interest and amortized issuance costs on borrowings for the quarters ended March 31, 2007 and 2006 were as follows:

(UA thousands)	**2007**	2006
Charges to bond issuers	65,047	61,446
Amortization of issuance costs	1,141	1,631
Total	**66,188**	**63,077**

Net interest on borrowing related derivatives

Net interest on borrowing derivatives for the quarters ended March 31, 2007 and 2006 was as follows:

(UA thousands)	**2007**	2006
Interest on derivatives payable	97,257	67,846
Interest on derivatives receivable	(84,686)	(67,538)
Total	**12,571**	**308**

Unrealized gain/ (loss) on fair valued borrowings and related derivatives

Unrealized gain/(loss) on fair-valued borrowings and related derivatives for the quarters ended March 31, 2007 and 2006 was as follows:

(UA thousands)	2007	2006
Borrowings	13,057	54,683
Cross currency swaps on borrowings	(1,427)	(16,440)
Interest rate swaps on borrowings	10,916	(23,587)
Total	**22,546**	**14,656**

Unrealized gain on Derivatives on non-fair valued borrowings and others

Unrealized net gain on non-fair valued borrowings and related derivatives for the quarters ended March 31, 2007 and 2007 was as follows:

(UA thousands)	2007	2006
Interest rate swaps on borrowings	1,598	4,471
Cross currency swaps on borrowings	2,653	734
Macro hedge swaps	(539)	(6,619)
Interest rate swaps on loans	4,454	15,258
Embedded derivatives on borrowings	133	234
Total	**8,299**	**14,078**

NOTE M – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)	2007	2006
Personnel expenses	28,154	27,193
Other general expenses	8,107	6,771
Total	**36,261**	**33,964**
Reimbursable by ADF	(26,526)	(23,966)
Reimbursable by NTF	(686)	(699)
Net	**9,049**	**9,299**

Management personnel compensation

Compensation paid to the Bank's management personnel and executive directors during the quarters ended March 31, 2007, and 2006 was made up as follows:

(UA thousands)	**2007**	2006
Salaries	3,297	3,019
Termination benefits	78	79
Contribution to retirement and medical plan	663	615
Other benefits	712	534
Total	**4,750**	**4,247**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At March 31, 2007 outstanding balances on loans and advances to management staff amounted to UA 2.01 million (2006: UA 2.70 million). No expense was recognized during the year in respect of impairment on debts due from related parties.

NOTE N – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP) is a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Most participants have switched to the revised SRP. Staff joining the Bank after January 1, 2006 can benefit only from the revised SRP. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP's liabilities. At March 31, 2007, virtually all of SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as

possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Medical Benefit Plan

The Medical Benefit plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, staff members or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account.

NOTE O – RISK MANAGEMENT

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risks:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall credit worthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

The individual country's exposure to the Bank on outstanding loans as at March 31, 2007 was as follows:

(Amounts in UA thousands)

Country	No of Loans	Total Loans	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Loans
Angola	3	1,214	-	-	1,214	0.02
Botswana	7	14,644	-	-	14,644	0.28
Cameroon	6	75,183	-	17,536	57,647	1.11
Comoros**	1	5,901	-	-	5,901	0.11
Congo	4	42,781	-	-	42,781	0.82
Côte D'Ivoire**	15	359,583	-	2,543	357,040	6.86
Dem Rep Congo	10	702,558	-	-	702,558	13.49
Egypt	11	845,605	-	658,005	187,600	3.60
Ethiopia	5	32,807	-	-	32,807	0.63
Gabon	17	221,137	-	38,870	182,267	3.50
Ghana	5	16,158	-	-	16,158	0.31
Guinea	5	17,905	-	-	17,905	0.34
Kenya	4	11,971	-	-	11,971	0.23
Lesotho	1	946	-	-	946	0.02
Liberia**	19	39,196	-	-	39,196	0.75
Malawi	1	5,832	-	-	5,832	0.11
Mauritania	3	30,387	-	-	30,387	0.58
Mauritius	6	24,627	-	19,057	5,570	0.11
Morocco	21	1,702,929	-	607,551	1,095,378	21.03
Multinational	5	62,578	-	10,823	51,755	0.99
Namibia	8	105,115	-	39,923	65,192	1.25
Nigeria	13	260,891	-	5,645	255,246	4.90
Senegal	3	36,275	-	-	36,275	0.70
Seychelles	5	5,125	-	-	5,125	0.10
Somalia**	3	3,672	-	-	3,672	0.07
South Africa	4	181,313	-	-	181,313	3.48
Sudan**	5	51,928	-	-	51,928	1.00
Swaziland	9	94,703	-	13,350	81,353	1.56
Tanzania	1	3,386	-	-	3,386	0.07
Tunisia	39	1,581,889	-	449,800	1,132,089	21.74
Uganda	1	1,375	-	-	1,375	0.03
Zambia	5	12,779	-	-	12,779	0.25
Zimbabwe**	12	195,098	-	-	195,098	3.75
Total Public Sector	**257**	**6,747,491**	**-**	**1,863,103**	**4,884,388**	**93.78**
Total Private Sector	**34**	**550,821**	**121,523**	**105,442**	**323,856**	**6.22**
Total	**291**	**7,298,312**	**121,523**	**1,968,545**	**5,208,244**	**100.0**

Slight differences may occur in totals due to rounding.
*Excludes fully repaid loans and cancelled loans.
** Country in arrears as at 31.03.2007

At March 31, 2007, the Bank had UA 1,968.55 million of loans committed but not yet disbursed (2006: UA 1,631.99 million). The lending margin on these undisbursed loans has been fixed pursuant to signed loan agreements.

The distribution of outstanding loans at March 31, 2007 and 2006 by sector was as follows:

	2007		2006	
(Amounts in UA million)	Amount	%	Amount	%
Multi-Sector	1,491.07	28.63	1,625.66	29.73
Finance	1,136.22	21.82	1,179.87	21.57
Transport	858.72	16.49	784.70	14.35
Agriculture & Rural Development	382.75	7.35	426.28	7.79
Water supply and Sanitation	316.85	6.07	315.07	5.75
Power	348.90	6.70	393.57	7.20
Industry, Mining and Quarrying	311.73	5.99	353.50	6.46
Social	185.98	3.57	196.65	3.60
Communications	175.95	3.38	193.48	3.54
Urban Development	0.07	-	0.04	-
Total	**5,208.24**	**100.00**	**5,468.82**	**100.00**

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible non-performance by counterparties under the terms of the contracts. Additionally, the nature of certain instruments involves contract value and notional principal amounts that are not reflected in the basic financial statements.

For investments in securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. For Swap transactions, the Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank's *Asset and Liability Management Guidelines,* which include requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. At March 31, 2007, the fair value of such collateral held by the Bank was UA 2.03 million.

Currency Rate Risk: In order to minimize exchange rate risks, the Bank matches, to the extent practicable, its borrowing obligations in any one currency (after swap activities) with assets in the same currency. To avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Because a large portion of the Bank's funding comes from equity resources, which are denominated in UA, the Bank's policy is to minimize the potential fluctuation of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the proportions of the four currencies (US dollar, Euro, Japanese yen and British pound) whose values affect the value of the UA.

Liquidity Risk: The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allows it flexibility in deciding the appropriate time to access the capital market. As a long-term development lender, the Bank holds sufficient liquid assets to enable it to continue normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this objective, the Bank operates on a prudential minimum level of liquidity, which is based on the projected net cash requirement for a rolling one-year period. The prudential minimum level of liquidity is updated quarterly and includes all potential debt service payments due to early redemption of swaps and borrowings with embedded options. To enable it take advantage of low-cost funding opportunities as they arise, the Bank's policy permits a judicious increase of liquid resources where there is an economic benefit. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio.

The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's loans has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities).

Interest Rate Risk: Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The extent of exposure to interest rate risk is largely determined by the length of time for which the rate of interest is fixed for a financial instrument. The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin by matching the interest rate characteristic and repricing profile of the assets with those of the underlying borrowings and equity sources, respectively.

Equity Price Risk: The Bank's equity price risk results from exposures to changes in the fair value of individual equity participations. The Bank limits its exposure to equity price risk by limiting the size of its individual equity participations and regularly assessing and reviewing risk ratings on each equity participation.

NOTE P– SUPPLEMENTARY DISCLOSURES

EXCHANGE RATES

The rates used for translating currencies into Units of Account at March 31, 2007 and 2006 were as follows:

		2007	2006
1 UA = SDR =	Algerian Dinar	106.960	106.244
	Angolan Kwanza	120.329	115.313
	Botswana Pula	9.41513	7.90801
	Brazilian Real	3.10147	3.1618
	Canadian Dollar	1.74109	1.68161
	Chinese Yuan	11.6801	11.5513
	CFA Franc	743.816	780.845
	Danish kroner	8.44873	8.88312
	Egyptian Pound	8.48149	8.27477
	Ethiopian Birr	13.2022	12.4641
	Euro	1.13394	1.19039
	Gambian Dalasi	41.6920	40.2122
	Ghanaian Cedi	13,928.30	13,087.70
	Guinean Franc	8,283.20	6,576.57
	Indian Rupee	65.8289	64.2566
	Japanese Yen	177.674	169.155
	Kenyan Shilling	105.110	105.051
	Korean Won	1,420.03	1,406.12
	Kuwaiti Dinar	0.437545	0.420661
	Libyan Dinar	1.93237	1.93237
	Mauritian Rupee	48.8981	44.363
	Moroccan Dirham	12.6870	13.197
	Nigerian Naira	191.482	183.684
	Norwegian Krone	9.20658	9.48434
	Pound Sterling	0.771248	0.83051
	Sao Tomé Dobra	19,668.40	16,689.20
	Saudi Arabian Riyal	5.66319	5.40316
	South African Rand	10.9866	8.94047
	Swedish Krona	10.5713	11.1593
	Swiss Franc	1.84424	1.88131
	Tunisian Dinar	1.96336	1.9558
	Ugandan Shilling	2,611.19	2,618.57
	United States Dollar	1.51019	1.44085
	Zimbabwean Dollar	372.13	111,432.00

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

END